FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 8, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES PURCHASE OF 100% STAKE IN DUCTIL STEEL

Moscow, Russia — April 8, 2008 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces its purchase of 100% stake in Ductil Steel of Romania. The purchase is in line with further strategic development of Mechel’s steel segment, and is also aimed at maintaining Mechel’s position in the Romanian rolled and wire product markets of Romania.

On March 28, 2008, Mechel’s subsidiary, Mechel International Holdings AG, Switzerland, received approval from the Romanian Antimonopoly Committee to acquire the sole control of Ductil Steel.

On April 8, 2008, Mechel acquired 100% of the charter capital of Ductil Steel for EUR 142.0 million (USD 221.0 million). The purchase price includes 180,000 ordinary shares from Lakewind Limited.

Ductil Steel has the following production facilities: Ductil Steel Buzau plant (Buzau, Romania), which produces carbon and low alloyed steel rolled and wire products and Otelu Rosu plant (Otelu Rosu, Romania) which produces steel and billets for rolling, which are supplied to Ductil Steel Buzau and to third parties both domestically and abroad for further processing.

In 2007, Ductil Steel produced approximately 340,000 tonnes of liquid steel, 320,000 tonnes of billets for rolling, 180,000 tonnes of rebars, 105,000 tonnes of different sorts of wire, 68,000 tonnes of wire rod, and 48,000 tonnes of mesh.

Mechel OOO Chief Executive Officer Vladimir Polin commented on the transaction, “The integration of Ductil Steel’s production and marketing facilities will allow Mechel to further develop its steel business, particularly in Romania and Eastern Europe, and will contribute to the economy of Romania, where two other Mechel’s subsidiaries currently operate — Mechel Targoviste and Mechel Campia Turzii. In addition, this acquisition will further optimize our existing production chain while reducing costs.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  April 8, 2008